# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Metalpha Technology Holding Ltd, CIK 0001682241
CUSIP: G28365107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Suite 5506-07, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001965752

## Reporting persons
- Xianqun Hu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On March 13, 2026, the Reporting Person transferred an aggregate of 3,049,912 Ordinary Shares as a gift for no consideration to MetaSphere Limited. Following such transfer, the Reporting Person no longer beneficially owns any Ordinary Shares of the Issuer.

## Item 1. Issuer
Name of issuer: Metalpha Technology Holding Ltd
Address of issuer's principal executive offices: Suite 5506-07, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, K3, 000000.

## Item 2. Person Filing
Name of person filing: This Amendment No. 3 to Schedule 13G is filed by Mr. Xianqun Hu (the "Reporting Person").
Address of principal business office or, if none, residence: The residential address of the Reporting Person is Room 602 Tower 4, Langshi Green Jiequ Huijing Rd, Yuhuatai District, Nanjing, the People's Republic of China.
Citizenship: The Reporting Person is a citizen of the Peoples' Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Xianqun Hu: /s/ Xianqun Hu, XIANQUN HU (05/14/2026)